MAINSTAY FUNDS TRUST

51 MADISON AVENUE

NEW YORK, NEW YORK 10010

VIA EDGAR CORRESPONDENCE

November 14, 2019

Ms. Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Response to Comments on the three N-14 filings (the “Proxy Statements/Prospectuses”) for MainStay Funds Trust (the “Registrant”)
(SEC File Nos. 333-234097 and 811-22321); (SEC File Nos. 333-234098 and 811-22321);
and (SEC File Nos. 333-234099 and 811-22321)

Dear Ms. Vroman-Lee:

This letter responds to comments provided by you via telephone on October 24, 2019 and October 28, 2019 with respect to the Proxy Statements/Prospectuses. The Proxy Statements/Prospectuses were filed with the Securities and Exchange Commission on October 4, 2019 and relate to the following proposed mergers: (i) Voya Real Estate Fund with and into MainStay CBRE Real Estate Fund; (ii) Voya Global Real Estate Fund with and into MainStay CBRE Real Estate Fund; and (iii) Voya CBRE Global Infrastructure Fund with and into MainStay CBRE Global Infrastructure Fund. On behalf of the Registrant, your comments and our responses thereto are provided below.

Additionally, this letter responds to certain of the comments provided by you via telephone on October 30, 2019 to the registration statement with respect to MainStay CBRE Real Estate Fund and MainStay CBRE Global Infrastructure Fund on Form N-1A for MainStay Funds Trust (SEC File Nos. 333-160918 and 811-22321) to the extent that those comments relate to disclosure which is also included in the Proxy Statements/Prospectuses.

All defined terms in this letter have the same meaning as in the Proxy Statement/Prospectus, except as otherwise defined herein.

Voya Global Real Estate Fund Comments

Comment 1: Include the financial highlight information for Voya Real Estate Fund in this filing. Also, file a revised auditor consent covering this material.

Response: We included the financial highlights information for Voya Real Estate Fund and the revised auditor consent as an exhibit to Pre-Effective Amendment #1 filed on November 14, 2019.

Comment 2: File an amendment delaying the effectiveness of this filing until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Response: We filed the requested delaying amendment on October 30, 2019 (SEC Accession No. 0001104659-19-057528). We also filed Pre-Effective Amendment #1 on November 14, 2019, which includes the requested statement.

Comment 3: In the section entitled “Questions and Answers Relating to the Reorganization – Who will bear the expenses of the Reorganization and related costs?” (and wherever else applicable), state whether the expenses of the Reorganization include the cost of any necessary portfolio adjustments.

Response: We have revised this disclosure as requested.

Comment 4: In the section entitled “Questions and Answers Relating to the Reorganization – Who will bear the expenses of the Reorganization and related costs?” (and wherever else applicable), explain why it is anticipated that 45% of the investments held by the Acquired Fund will need to be sold prior to the Reorganization.

Response: We have revised this disclosure as requested.

Comment 5: In the section entitled “Questions and Answers Relating to the Reorganization – Who will bear the expenses of the Reorganization and related costs?” (and wherever else applicable), clarify that the Acquiring Fund and Acquired Fund will not bear the costs associated with any necessary portfolio adjustments.

Response: We have revised this disclosure as requested.

Comment 6: In the section entitled “Questions and Answers Relating to the Reorganization – Will the Reorganization create a taxable event?” (and wherever else applicable), include an estimate of the capital gains impact of any necessary portfolio adjustments on an aggregate and per share basis.

Response: As of September 30, 2019, the portion of the Acquired Fund's portfolio that will be transitioned has unrealized capital gains of approximately $25,000,000 or $0.82 per share. However, shareholders generally would not recognize a gain or a loss for federal income tax purposes until a fund distributes its net realized capital gains, if any, at the end of the year. Therefore, it is not possible at this time to provide an estimate of the gain or loss to be recognized by the Acquired Fund for federal income tax purposes in connection with the transition of the Acquired Fund’s portfolio. We have added clarifying disclosure in response to this comment.

Comment 7: In the section entitled “Proposal 1 – Principal Investment Strategies”, revise the definition of a real estate company in the disclosure pertaining to the Acquiring Fund to match that provided for the Acquired Fund.

Response: We have made the requested edit.

Comment 8: In the section entitled “Proposal 1 – Principal Investment Strategies”, revise the disclosure regarding the Acquiring Fund’s concentration policy to indicate that the Fund will invest more than 25% of its total assets (concentrate its investments) in securities issued by companies principally engaged in the real estate industry.

Make the corresponding edits in the section entitled “Comparison of Fees and Expenses – Investment Restrictions”.

Response: We have made the requested edits.

Comment 9: Adjust the disclosure in the section entitled “Capitalization” (and wherever else applicable) to indicate that Voya Real Estate Fund will be the accounting survivor.

Response: We have revised this disclosure in response to this comment.

Voya CBRE Global Infrastructure Fund Comments

Comment 1: In the section entitled “Summary”, include a description of differences between the principal investment strategies of the Funds, other than securities lending.

Response: We have revised this disclosure as requested.

Comment 2: In the section entitled “Proposal 1 – Principal Investment Strategies”, add a description of how this Fund will invest its assets around the world.

Response: We have revised this section to include the following:

Under normal market conditions, the Fund will invest a significant amount of its net assets (at least 40%, unless the Subadvisor deems market conditions to be unfavorable, in which case the Fund will invest at least 30%) in foreign securities. Generally, foreign securities are issued by companies organized outside the United States or that trade primarily in non-U.S. securities markets. The Fund will normally invest in companies located in at least three countries outside of the United States.

Comment 3: In the section entitled “Proposal 1 – Principal Investment Strategies”, revise the definition of an “infrastructure company” to not include the term “infrastructure assets”.

Response: We believe that the term “infrastructure assets,” in the definition of “infrastructure company” as written, provides shareholders with useful information to understand the types of companies in which this Fund may invest. Therefore, we respectfully decline to make this edit.

Comment 4: In the section entitled “Proposal 1 – Principal Investment Strategies”, revise the disclosure regarding the Acquiring Fund’s concentration policy to indicate that the Fund will invest more than 25% of its total assets (concentrate its investments) in securities of issuers conducting their business activities in the infrastructure group of industries.

Make the corresponding edits in the section entitled “Comparison of Fees and Expenses – Investment Restrictions”.

Response: We have made the requested edits.

Voya Real Estate Fund Comments

Comment 1: In the section entitled “Summary” (and wherever else applicable) clarify that not all share classes of the Acquired Fund will benefit from lower gross expense ratios.

Response: We have made the requested edit.

Comment 2: In the section entitled “Proposal 1 – Principal Investment Strategies”, revise the disclosure regarding the Acquiring Fund’s concentration policy to indicate that the Fund will invest more than 25% of its total assets (concentrate its investments) in securities issued by companies principally engaged in the real estate industry.

Make the corresponding edits in the section entitled “Comparison of Fees and Expenses – Investment Restrictions”.

Response: We have made the requested edits.

Comment 3: In the section entitled “Proposal 1 – Principal Investment Strategies”, revise the definition of a real estate company in the disclosure pertaining to the Acquiring Fund to match that provided for the Acquired Fund.

Response: We have made the requested edit.

Global Comments

Comment 1: Confirm that tax and legal opinions and the Agreement and Plan of Reorganization will be filed.

Response: The Opinion of Counsel Regarding Legality of Shares being Registered was included as an exhibit to the initial filings on Form N-14. The tax opinions and final Agreements and Plans of Reorganization will be filed following completion of the reorganizations.

Comment 2: Include the applicable 1933 Act File number for each document incorporated by reference.

Response: We have made the requested edit.

Comment 3: On the cover pages immediately prior to the table of contents, explain the relevance or delete the following:

Except as otherwise described herein, the policies and procedures set forth in the “Shareholder Guide” in the Acquiring Fund’s Prospectus, Appendix C to this Proxy Statement/Prospectus, will apply to the shares issued by the Acquiring Fund in connection with the Reorganization.

Response: We have revised this language.

Comment 4: In the section entitled “Summary” (and elsewhere as applicable) clarify that shareholders of the Acquired Fund will receive shares of the Acquiring Fund having an aggregate net asset value equal to the aggregate net asset value of their shares of the Acquired Fund.

Response: We have made the requested edit.

Comment 5: In the section entitled “Summary” (and elsewhere as applicable), indicate that the benefit of any expense limitations is only for the duration thereof and that total net expenses may increase if an expense limitation agreement expires.

Response: We have made the requested edit.

Comment 6: Confirm that the fees included in the section entitled “Comparison of Fees and Expenses – Fees and Expenses of the Funds” represent current fees.

Response: We confirm that the fees included in the section entitled “Comparison of Fees and Expenses – Fees and Expenses of the Funds” represent current fees.

Comment 7: Include a line item for Acquired Fund Fees and Expenses in the section entitled “Comparison of Fees and Expenses – Fees and Expenses of the Funds”, if required.

Response: A line item for Acquired Fund Fees and Expenses is not required in the Proxy Statements/Prospectuses, per Instruction 3(f)(i) to Item 3 of Form N-1A, as these fees and expenses do not exceed 0.01 percent (one basis point) of average net assets of any Acquired Fund.

Comment 8: If possible, in the section entitled “Comparison of Fees and Expenses – Fees and Expenses of the Funds”, add “Acquiring Fund” or “Acquired Fund” (as applicable) to each column heading.

Response: Because of size and formatting constraints in these tables, we are unable to make the requested edit.

Comment 9: Confirm whether the agreement by New York Life Investments to waive fees and/or reimburse expenses is subject to recoupment.

Response: We confirm that the agreement by New York Life Investments to waive fees and/or reimburse expenses is not subject to recoupment.

Comment 10: In the section entitled “Principal Risks” briefly explain the anticipated impact of the notable differences in the principal investment risks of the Funds.

Response: We have made the requested edit, as applicable.

Comment 11: Confirm that the disclosure contained in the section entitled “Principal Risks”, satisfies the requirements of Form N-14 – Item 3(c).

Response: We confirm that the disclosure in this section satisfies the requirements of Form N-14 – Item 3(c).

Comment 12: In the section entitled “Principal Risks – Concentration Risk”, tailor this risk factor to address risks specific to the real estate industry or infrastructure industry (as applicable).

Response: We have made the requested edit.

Comment 13: In the section entitled “Principal Risks”, include risk factors for small cap and mid-cap stocks, where applicable.

Response: We have made the requested edits.

Comment 14: In the section entitled “Principal Risks”, add a Debt Securities Risk.

Response: We have revised the Preferred Stock Risk to no longer reference risks associated with debt securities. Therefore, it is no longer necessary to include a Debt Securities Risk.

Comment 15: Revise the principal investment strategy disclosure to discuss investments in value stocks or remove the risk factor entitled “Value Stock Risk”.

Response: We have removed this risk factor.

Comment 16: If a Fund invests in contingent convertible securities, add appropriate risk factor language.

Response: The Funds do not invest in contingent convertible securities.

Comment 17: In the section entitled “Information About the Management of the Funds – Past Performance of the Funds”, revise the Average Annual Total Returns table so that return information for the index (or indices) is stated only once as required by Form N-1A.

Response: We have made the requested edit.

Comment 18: Provide a discussion of the factors considered by the Board of the Acquired Fund in approving each Reorganization.

Response: These factors are discussed in the section entitled “Information About the Reorganization – Board Considerations”.

Comment 19: Explain how Broker Non-Votes could occur given the nature of the proposal or delete this section.

Response: We have included the noted disclosure in response to Item 7(c)(2) of Form N-14, which incorporates Item 21 of Schedule 14A.  Item 21 requires the inclusion of a description of “the treatment and effect of abstentions and broker non-votes” under state law or the organizational documents of the registrant.  In response to your comment we have revised the disclosure to read as follows:

Broker Non-Votes and Abstentions

If a shareholder abstains from voting as to any matter, or if a broker returns a “non-vote” proxy, indicating a lack of authority to vote on a matter, then the shares represented by such abstention or non-vote will be treated as shares that are present at the Special Meeting for purposes of determining the existence of a quorum.  Broker non-votes and abstentions will count as votes against the Reorganization.

Comment 20: Include information regarding capital loss carryforwards and any restrictions on the use thereof.

Response: As of the most recent fiscal year end, the Acquired Funds did not have any capital loss carryforwards. We have included disclosure to this effect.

Comment 21: In Appendix A, explain what is meant by the following sentence or delete:

Accordingly, shareholders should not rely on the representations and warranties in the Form of Agreement and Plan of Reorganization as characterizations of the actual state of facts at the time they were made or otherwise.

Response: We have deleted this language.

Comment 22: Revise Appendix C to include information relating only to the Acquiring Fund.

Response: We have made the requested edits.

Comment 23: In the Statement of Additional Information, include all required information regarding the Acquiring Fund, as the Acquiring Fund’s registration statement is not yet effective.

Response: We have provided all of the required information, including a full Statement of Additional Information.

Comment 24: In the Statement of Additional Information, explain that investments in other investment companies may be counted towards various compliance tests.

Response: We have made the requested edits.

Comment 25: Revise the exhibits listed in Part C to include only those that pertain to the Acquiring Fund. Also, include any management agreements, subadvisory agreements and expense limitation agreements as exhibits.

Response: We have made the requested edits.

Please contact the undersigned at 201-685-6221 should you have any questions regarding this matter. In the undersigned’s absence, please contact Brian McGrady at 201-685-6411.

Sincerely,

/s/ Thomas C. Humbert Jr.

Thomas C. Humbert, Jr.

Assistant Secretary